UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Check-Cap Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share
(Title of Class of Securities)

M2361E 112
(CUSIP Number)

Pontifax
8 Hamanofim Street, Beit Ofek
Herzliya Pituach, Israel
                                +972-9-9725618
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 1,192,747.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 1,192,747.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,192,747.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.1%*
14	TYPE OF REPORTING PERSON: PN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax (Israel) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 898,453.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 898,453.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 898,453.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.5%*
14	TYPE OF REPORTING PERSON: PN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax (Israel) II—Individual Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 348,771.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 348,771.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 348,771.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.4%*
14	TYPE OF REPORTING PERSON: PN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,439,972.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,439,972.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,439,972.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.6%*
14	TYPE OF REPORTING PERSON: PN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax Management 2 G.P. (2007) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,439,972.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,439,972.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,439,972.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.6%*
14	TYPE OF REPORTING PERSON: CO
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Ran Nussbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,439,972.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,439,972.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,439,972.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.6%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Tomer Kariv
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,439,972.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,439,972.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,439,972.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.6%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

Item 1.                  Security and Issuer.

This Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Check-Cap Ltd., an Israeli company (the “Issuer”).  The Issuer’s principal executive office is located at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

Item 2.                 Identity and Background

(a)-(c), (f)

This Statement is being filed by each of: (i) Pontifax (Cayman) II, L.P., (ii) Pontifax (Israel) II, L.P., (iii) Pontifax (Israel) II—Individual Investors, L.P., (iv) Pontifax Management II, L.P. and (v) Pontifax Management 2 G.P. (2007) Ltd. (the foregoing entities collectively, the “Reporting Entities”); (vi) Ran Nussbaum; and (vii) Tomer Kariv (each such natural person, a “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons” and “Pontifax”).

Pontifax Management II L.P. is the general partner of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P.

Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P.  Attached hereto as Exhibit 2 is information required by this Item 2 with respect to the executive officers and directors of Pontifax Management 2 G.P. (2007) Ltd.

The Reporting Individuals are Managing Partners of each of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P., Pontifax (Israel) II—Individual Investors, L.P. and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd.  Pontifax is a venture capital fund operating in Israel and specializing in investments in the life sciences sector.

The principal business office of each of the Reporting Persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

On February 18, 2015, the Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission (File No. 333-201250) in connection with its initial public offering (the “IPO”) of 2,000,000 units, each unit consisting of one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, at a price of $6.00 per unit, was declared effective.  The Series A Warrants have an exercise price of $7.50 per share, will be exercisable commencing 45 days after February 18, 2015 and will expire on February 18, 2020.  Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants.  The Long Term Incentive Warrants have an exercise price of $6.90 per share and will expire on February 18, 2022.  The Long Term Incentive Warrants are not exercisable within 60 days of the date of this Statement.  The IPO was consummated on February 24, 2015.  The Reporting Entities acquired an aggregate of 125,000 units in the IPO, each unit consisting of one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, for an aggregate purchase price of $750,000, all of which amount was paid from their working capital.  Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants, for a total of 187,500 Long Term Incentive Warrants.

Simultaneous with the closing of the IPO, the Issuer consummated a private placement (the “Private Placement”) of 2,000,000 units, each unit consisting of one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, at $6.00 per unit.  The Series A Warrants have an exercise price of $7.50 per share, will be exercisable commencing 45 days after February 18, 2015 and will expire on February 18, 2020. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants.  The Long Term Incentive Warrants have an exercise price of $6.90 per share and will expire on February 18, 2022.  The Long Term Incentive Warrants are not exercisable within 60 days of the date of this Statement.  The Reporting Entities acquired an aggregate 250,000 units in the Private Placement, each unit consisting of one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, for an aggregate purchase price of $1,500,000, all of which amount was paid from its working capital.  Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants, for a total of 375,000 Long Term Incentive Warrants.

On February 19, 2015, Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P., Pontifax (Israel) II—Individual Investors, L.P. acquired an aggregate of 85,438 units, each unit consisting of one Ordinary Share and one-half of a Series A Warrant, at $6 per unit and for an aggregate purchase price of $512,628, in open market transactions.  On February 26, 2015, Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P., Pontifax (Israel) II—Individual Investors, L.P. acquired an aggregate of 18,345 units, each unit consisting of one Ordinary Share and one-half of a Series A Warrant, at $6 per unit and for an aggregate purchase price of $110,048, in open market transactions.

Item 4.                 Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The Ordinary Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes.  The Reporting Persons do not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Item 5.                 Interest in Securities of the Issuer.

(a), (b),   See lines 7-10 of the cover sheets which are incorporated by reference herein.

(a)  As of March 12, 2015, the Reporting Persons are the beneficial owners of an aggregate 2,439,972.5 Ordinary Shares of the Issuer, representing approximately 21.6% of the outstanding Ordinary Shares, of which:

(1)  1,192,747.5 Ordinary Shares are beneficially owned by Pontifax (Cayman) II, LP, representing approximately 11.1% of the outstanding Ordinary Shares, comprised of: (i) 443,290 outstanding Ordinary Shares; (ii) 398,387 Ordinary Shares subject to warrants that are currently exercisable; (iii) 234,047 Ordinary Shares underlying the units acquired in the IPO, the Private Placement and open market transactions; and (iv) 117,023.5 Ordinary Shares issuable upon exercise of the Series A Warrants underlying the units acquired in the IPO, the Private Placement and open market transactions, which are exercisable within 60 days of this Statement.

(2)  898,453.5 Ordinary Shares are beneficially owned by Pontifax (Israel) II, LP, representing approximately 8.5% of the outstanding Ordinary Shares, comprised of: (i) 333,914 outstanding Ordinary Shares; (ii) 300,091 Ordinary Shares subject to warrants that are currently exercisable; (iii) 176,299 Ordinary Shares underlying the units acquired in the IPO, the Private Placement and open market transactions; and (iv) 88,149.5 Ordinary Shares issuable upon exercise of the Series A Warrants underlying the units acquired in the IPO, the Private Placement and open market transactions, which are exercisable within 60 days of this Statement.

(3)  348,771.5 Ordinary Shares are beneficially owned by Pontifax (Israel) II—Individual Investors, L.P., representing approximately 3.4% of the outstanding Ordinary Shares, comprised of: (i) 129,623 outstanding Ordinary Shares; (ii) 116,493 Ordinary Shares subject to warrants that are currently exercisable; (iii) 68,437 Ordinary Shares underlying the units acquired in the IPO, the Private Placement and open market transactions; and (iv) 34,218.5 Ordinary Shares issuable upon exercise of the Series A Warrants underlying the units acquired in the IPO, the Private Placement and open market transactions, which are exercisable within 60 days of this Statement.

(4)  Each of Pontifax Management II L.P., Pontifax Management 2 G.P. (2007) Ltd. and each of the Reporting Individuals is deemed to be the beneficial owner of the aggregate 2,439,972.5 Ordinary Shares beneficially owned by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P., representing approximately 21.6% of the outstanding Ordinary Shares.

The foregoing percentages are based on 10,237,580 Ordinary Shares that the Issuer advised were issued and outstanding as of March 12, 2015.

(b)  The Reporting Persons share the power to vote or direct the vote and dispose or to direct the disposition of the 2,439,972.5 Ordinary Shares of the Issuer beneficially held by the Reporting Persons.

(c)  The Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d)  The various limited partners of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P. have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e)  Not applicable.

Item 6.                 Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

Prior to the IPO, each of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P., Pontifax (Israel) II—Individual Investors, L.P. and Tomer Kariv entered into a lock-up agreement, in the form of the agreement attached to this Statement as Exhibit 3.  Pursuant to such lock-up agreement, such Reporting Persons agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of the Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares for a period of 180 days after February 18, 2015 without the prior written consent of Chardan Capital Markets, LLC.

Item 6.                 Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	List of directors of Pontifax Management 2 G.P. (2007) Ltd.

Exhibit 3
Form of Lock-up Agreement (filed as Exhibit II to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on February 17, 2015, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  March 12, 2015

Pontifax Management 2 G.P. (2007) Ltd.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Director

Pontifax Management II L.P.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Managing Partner

Pontifax (Cayman) II, L.P.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Managing Partner

Pontifax (Israel) II, L.P.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Managing Partner

Pontifax (Israel) II—Individual Investors, L.P.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Managing Partner

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/Tomer Kariv
TOMER KARIV